UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)
We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2007 are cordially invited to attend the Annual General Meeting of Shareholders.
1. Date and Time: Friday, March 28, 2008, at 10:00 AM (Seoul Time)
2. Venue: Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea
3. Agenda
a)	Agenda to be reported

Agendum 1:	Audit results and Business reports for the 2007 Fiscal Year (from January 1, 2007 to December 31, 2007)
b)	Agenda to be proposed for resolution

Agendum 1:	Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2007 Fiscal Year
2:	Change of Directors
3.	Approval of Retirement Benefits for Directors
4:	Approval of the Compensation Ceiling for the Directors in 2008 (The requested ceiling for 2008 is KRW 1.4 Billion)
Agendum 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2007 Fiscal Year
     - Detailed information will be provided at the Annual General Meeting
Agendum 2: Change of Directors
5 persons were nominated as follows:

List of Candidates for Director

Name	Major experience	Remarks & Tenure
Brian Kang	Korea Venture Fund, Managing Director/Korea Representative (2000-present)
Samsung Venture Investment Corporation, Fund Manager, IT/Telecommunications Team (1999-2000)
Samsung Electronics Co., Manager of Strategy and Business Development Group, Information and Communications Division Corporate Planning and Strategy Team (1996-1999)
Stanford University, Stanford, CA, Executive Course at Graduate School of Business Administration (2001)
Polytechnic University, Brooklyn, NY, Master of Science in Electrical Engineering (1993)
	University of Utah, Salt Lake City, UT, Bachelor of Science in Electro-Physics (1990)	Inside Director 3 years

Kazuki Morishita	GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present)
GungHo Works, Inc., Board Chairman (2007-present)
GungHo Online Entertainment Korea, Director (2007-present)
GAME ARTS Co.,Ltd., Director (2005-present)
GungHo Online Entertainment, Inc., Chief Operating Officer (2002-2004)
OnSale, Inc., General Manager, e-service department (2001-2002 )
	Softcreate Co., Ltd., Chief, System Sales department (1996-2000)	Inside Director 3 years

Yoshinori Kitamura	GungHo Online Entertainment, Inc., Executive General Manager, International Business Division (2007-present)
GungHo Online Entertainment Korea, Director (2007-present)
GungHo Online Entertainment, Inc., Director (2006-present)
GungHo Online Entertainment, Inc., Marketing Division, Executive General Manager (2003-2007)
NC Japan K.K, Marketing Division (2002-2003)
	ICC Corporation, Business Development (1999-2003)	Inside Director 3 years

Luke Kang	MTV Networks Korea, Senior Vice President/Managing Director, Korea (2006-present)
MTV Nertworks Asia Pacific Region, based in Singapore (Asia HQ), Senior Vice President, Strategy and Digital Media (2005-2006) / Senior Vice President, Corporate Strategy and Business Development (2004-2005) / Vice President, Corporate Strategy and Business Development (2003-2004) / Director, Corporate Strategy and Business Development (2001-2002)
Asiacontent.com Korea, Manager, Business Development (2000-2000) Monitor Group Asia Pacific Region (1996-2000)
Ministry of Finance & Economy of the Republic of Korea, Analyst (1995-1996)
	University of Michigan, Bachelor of Arts in History (1995)	Outside Director 3 years

Phillip Y. Kim	IRG Limited, Managing Director (2000-Present)
Morgan Stanley (Hong Kong), Executive Director, Financial Institutions Group (1998-2000)
Lehman Brothers (Hong Kong), Country Coverage (1992-1997)
Lehman Brothers (New York), Financial Institutions Group (1985-1991)
Crocker National Bank (1983-1984)
	University of California at Berkley, Bachelor of Arts in Economics (1983)	Outside Director 3 years

Agendum 3: Approval of Retirement Benefits for Directors
- Detailed information will be provided at the Annual General Meeting
Agendum 4: Approval of the Compensation Ceiling for the Directors
- For the 2008 fiscal year, it is proposed to maintain KRW 1.4 Billion as the total remuneration limit for Directors.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 22 markets. For more information, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
Email: jlee@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 03/12/2008	By:	/s/ Jonathan J. Lee
		Name:	Jonathan J. Lee
		Title:	Chief Financial Officer and Investor Relations Officer